UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR NOVEMBER 7, 2002
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                               -----                  -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY has changed its fiscal year end from April 30th to December 31st and will immediately commence reporting in US dollars and in conformity with US Generally Accepted Accounting Principles ("US GAAP").

Copy of the News Release and Notice as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 99.1/99.2 to this filing on Form 6-K.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
-----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   November 7, 2002

Exhibit 99.1
News Release
November 7, 2002

SHEP TECHNOLOGIES INC. ANNOUNCES CHANGE OF FISCAL YEAR END

NOVEMBER 7, 2002 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF) (the "Company") (formerly Inside Holdings Inc.) has changed its fiscal year end from April 30th to December 31st in order to harmonize its financial year end and reporting practices with those of the Company's recently acquired subsidiaries. In light of the change of its fiscal year end and reverse takeover accounting treatment related to the acquisition, the Company intends to file its next interim finan-cial statements for the nine-month period ended September 30, 2002 as opposed to the six-month period ended October 31, 2002. The Company will immediately commence reporting in US dollars and in conformity with US Generally Accepted Accounting Principles ("US GAAP").

The Company has filed the required notice with the applicable regulatory bodies, pursuant to Canadian National Policy No. 51, respecting the Company's change in its fiscal year end.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP Technology System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment over the last 18 months at one of the world's largest automotive manufacturers, significant fuel savings, together with reduced engine and brake wear and tear were realized.

The system is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion"
(SHEP) to automotive manufacturers and their Tier One suppliers. Hydraulic propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic launch assist equipped development vehicles, which passed formal proof of concept in December 2000 and is currently undergoing 'Implementation Ready' testing.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"

Malcolm P. Burke
President and Chief Executive Officer


Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company in tends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact:
Malcolm P. Burke         Steve Clare - Investor Relations
Tel: 604-689-1515        Tel:  866-893-7039
website: www.shepinc.com

Exhibit 99.2
Notice
November 7, 2002

                             NOTICE OF CHANGE IN THE ENDING
                                DATE OF A FINANCIAL YEAR

                              National Policy Statement 51


TO:  British Columbia Securities Commission
     Yukon Territories

RE:  SHEP TECHNOLOGIES INC.


SHEP TECHNOLOGIES INC. (the "Filing Issuer") hereby gives notice of the following:

1. Its intention to change the ending date of its financial year from April 30th to December 31st, commencing with quarterly reporting for the nine-month period ended September 30th, 2002 for the transitional year.

2. It is the decision of the officers and the directors for the Filing Issuer to change the ending date of the Filing Issuer's financial year in order to harmonize the release of its quarterly and annual financial statements with the financial statements of the Company's recently acquired SHEP Limited, acquired in a reverse takeover transaction on September 12, 2002.

3. The Filing Issuer has received the approval of its Board of Directors and no further approvals are outstanding;

a) the last day of the Filing Issuer's Old Financial Year End was April 30th, 2002;

b) the last day of the Filing Issuer's Transition Year will be December 31st, 2002;

c) the periods, including comparative reporting periods, to be covered in the interim and annual financial statements to be filed for the Filing Issuer's Transition Year and its New Financial Year are:

    A.  in respect of the Transition Year
       (i) interim results of operations of the Filing Issuer for the three month and the nine month periods ended September 30th, 2002 compared to the same period of the prior year;

       (ii) the interim balance sheet of the Filing Issuer for September 30, 2002 with a comparative balance sheet for December 31, 2001;

      (iii) audited financial statements for the year ended December 31, 2002 with comparative presentation for December 31, 2001.


    B.  in respect of the New Financial Year
        (i) for the three months ended March 31, 2003 compared to the three months ended March 31, 2002;

       (ii) for the six months ended June 30, 2003 compared to the six months ended June 30, 2002;

       (iii) for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002; and

        (iv) for the year ended December 31, 2003 compared to the 12 months ended December 31, 2002.

DATED this 4th day of November 2002.


SHEP TECHNOLOGIES INC.

Per:  "Tracy A. Moore"

Tracy A. Moore,
Chief Financial Officer


Per:  "Malcolm P. Burke"

Malcolm P. Burke,
President and Chief Executive Officer